SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, P.O. Box 363187, San Juan, Puerto Rico 00936-3187

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

    THE PROCTER & GAMBLE

    COMMERCIAL COMPANY

    EMPLOYEES' SAVINGS PLAN

    INDEPENDENT AUDITORS' REPORT

    FINANCIAL STATEMENTS
    As of December 31, 2002 and 2001 and
    for the Year Ended December 31, 2002
    SUPPLEMENTAL SCHEDULES
    Year Ended December 31, 2002

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE



Independent Auditors' Report                                                  1

Financial Statements:

   Statements of Net Assets Available for Benefits
     as of December 31, 2002 and 2001                                         2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2002                                     3

   Notes to Financial Statements                                            4-7

Supplemental Schedules:

   Schedule I - Schedule of Assets Held at December 31, 2002
   (Schedule H, Line 4(i) on Form 5500)                                       8

   Schedule II - Schedule of Reportable Transactions for the Year Ended
     December 31, 2002 (Schedule H, Line 4(j) on Form 5500)                   9

   Schedule III - Nonexempt Transactions for the Year Ended
     December 31, 2002 (Schedule H, Line 4(a) on Form 5500)                  10

INDEPENDENT AUDITORS' REPORT

To the Participants and Retirement Committee of
The Procter & Gamble Commercial Company
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/S/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
San Juan, Puerto Rico
June 11, 2003



Stamp No. 1887637
affixed to original.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
---------------------------------------------------------------------------------------------


ASSETS                                                                 2002            2001
------                                                                 ----            ----

INVESTMENTS, At fair value                                         $7,714,738      $5,338,302
                                                                   ----------      ----------
RECEIVABLES:
    Participants' contributions                                        30,225          72,483
    Employers' contributions                                            8,649          17,587
                                                                   ----------      ----------
            Total receivables                                          38,874          90,070
                                                                   ----------      ----------
            Total assets                                            7,753,612       5,428,372

LIABILITIES - Excess contribution to be recognized next year          127,479
-----------                                                        ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS                                  $7,626,133      $5,428,372
                                                                   ==========      ==========

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
----------------------------------------------------------------------------

ADDITIONS:
   Contributions:
      Participants                                               $   959,990
      Employer                                                       298,190
                                                                 -----------
         Total contributions                                       1,258,180
                                                                 -----------
   Investment loss:
      Net depreciation in fair value of investments                 (288,593)
      Interest                                                        27,864
      Dividends                                                      129,957
                                                                 -----------
          Total investment loss, net                                (130,772)
   Transfers in from predecessor qualified plans                   1,372,118
                                                                 -----------
         Total additions                                           2,499,526
                                                                 -----------
DEDUCTIONS:
   Benefits paid to participants                                     289,009
   Other expenses                                                     12,756
                                                                 -----------
         Total deductions                                            301,765
                                                                 -----------
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                      2,197,761

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                5,428,372
                                                                 -----------
  End of year                                                    $ 7,626,133
                                                                 ===========

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of The Procter & Gamble Commercial Company (the "Company") Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      a. GENERAL - The Plan is a defined contribution plan covering all full-time employees of the Company and of two affiliated companies, Olay Company, Inc. and Procter & Gamble Pharmaceuticals Puerto Rico, Inc. (the "Companies") who are residents of Puerto Rico, have completed one year of service and are age twenty-one or older. The Plan was established effective November 1, 1993 and is sponsored by the Companies. In 2002, the assets and liabilities of the Olay Company, Inc. Employees' Savings Plan and the Procter & Gamble Pharmaceuticals CODA Profit Sharing Plan, both qualified plans, were transferred into the Plan (see Note 3). This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      b. CONTRIBUTIONS - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers six mutual funds and a fund, which invests in common stock of the Company, as investment options for participants. The Companies contribute 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The matching Companies' contributions are invested directly in The Procter & Gamble Company common stock. Contributions are subject to certain limitations.

      c. PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (A) the Companies' contributions and, (B) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      d. VESTING - Participants are vested immediately in their contributions plus actual earnings thereon. The Companies' contributions portion of their accounts plus actual earnings thereon is 100 percent vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

      e. PAYMENT OF BENEFITS - On termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      f.   LOANS TO PARTICIPANTS - Loans to participants are not permitted.

      g. FORFEITED ACCOUNTS - At December 31, 2002, forfeited nonvested accounts totaled $40,753. These accounts will be used to reduce future Companies contributions to the Plan.

      h. PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      b. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

           The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      c. INVESTMENTS VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

           Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      d.   PAYMENT OF BENEFITS - Benefits are recorded when paid.

      e. PLAN EXPENSES - All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

3.    TRANSFERS IN FROM PREDECESSOR QUALIFIED PLANS

      In 2002, the assets and liabilities of the Olay Company, Inc. Employees' Savings Plan and the Procter & Gamble Pharmaceuticals CODA Profit Sharing Plan, both qualified plans, were transferred into the Plan. Net assets transferred amounted to $1,372,118.

4.    INVESTMENTS

      The following presents investments as of December 31, 2002 and 2001 that represent five percent or more of the Plan's net assets:
                                                                           2002           2001
                                                                           ----           ----
        The Procter & Gamble Company - common stock;
          51,338.41and 37,688.92  shares, respectively                 $ 4,412,023    $ 2,982,324
        JP Morgan Disciplined Equity Institutional Fund -
          125,902.18 units                                               1,328,268
        JP Morgan Diversified Institutional Fund - 87,722.30 units         943,892
        JP Morgan Prime Money Market Institutional Fund
          328,309.68 units                                                 328,310
        JP Morgan Bond Ultra Fund- 28,062.84 units                         285,680
        Fidelity Advisor Growth Opportunities Fund - Class T;
          36,032.48 units                                                               1,044,238
        Fidelity Advisor Balanced Fund - Class T;
          40,758.96 units                                                                 635,032

      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

        Common stock                                      $ 348,601
        Mutual funds                                       (637,194)
                                                          ---------
        Total                                             $(288,593)
                                                          =========

      The dividend and interest income of the Plan for the year ended December 31, 2002 were as follows:

        Dividend income:
         Common stock                                     $  76,972
         Mutual funds                                        52,985
                                                          ---------
        Total                                             $ 129,957
                                                          =========
        Interest income- interest-bearing deposit         $  27,864
                                                          =========

5. INVESTMENT IN THE J.M. SMUCKER COMPANY COMMON STOCK

      In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, holders of The Procter & Gamble Company ("P&G") common stock received one share of the Smucker stock for each fifty shares of P&G common stock. The cost basis of P&G common stock owned by the Plan at the time of the Smucker spin-off was allocated between the P&G common stock held and the Smucker common stock received. The Plan is not permitted to purchase additional shares of the Smucker common stock. At December 31, 2002, the Plan's investment in Smucker common stock consisted of 924.59 shares with a fair value of $36,808.

6.    NONPARTICIPANT-DIRECTED INVESTMENT

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (the common stock of The Procter & Gamble Company) is as follows:

                                                                          2002           2001
                                                                          ----           ----

        Net assets at December 31, 2002 and 2001 - Common stock      $ 4,412,023    $ 2,982,324
                                                                     ===========    ===========
        Changes in net assets for the year ended December 31, 2002:
          Contributions                                              $   665,791
          Transfers in from predecessor qualified plans                  708,384
          Net appreciation                                               311,793
          Dividends                                                       76,972
          Benefits paid to participants                                  (97,750)
          Net transfers to participant directed investments             (148,246)
          Other disbursements                                            (87,245)
                                                                     -----------

        Net increase in net assets                                   $ 1,429,699
                                                                     ===========

7.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan and American Century and an interest bearing deposit with JP Morgan Chase Bank. J.P. Morgan/American Century Retirement Plan Services, an area of American Century Services Corporation, performs record keeping and administrative services to the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.    INCOME TAXES

      The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

      The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

9.    CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 has been approved. The Plan joined the class plaintiffs on March 25, 2002. Once the allocation of the setlement is determined and approved by the Court, the Plan will receive its portion of the settlement to allocate to participant accounts.


                                     ******

SCHEDULE I


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2002
(FORM 5500, SCHEDULE H, LINE 4i)
------------------------------------------------------------------------------------------------------------------------------------

                                                                   Description of     Shares/Units/
Identity of Issue                                                    Investment         Par Value       Cost         Fair Value
-----------------                                                  --------------     -------------     ----         ----------

The Procter & Gamble Company                                       Common stock        51,338.41    $ 4,118,159     $ 4,412,023

The J.P. Smucker Company                                           Common stock           924.59         26,697          36,808

JP Morgan Disciplined Equity Institutional Fund                 *  Mutual fund        125,902.18         N/A          1,328,268

JP Morgan Diversified Institutional Fund                        *  Mutual fund         87,722.30         N/A            943,892

JP Morgan Prime Money Market Institutional Fund                 *  Mutual fund        328,309.68         N/A            328,310

JP Morgan Bond Ultra Fund                                       *  Mutual fund         28,062.84         N/A            285,680

American Century Heritage Institutional Fund                    *  Mutual fund         29,200.56         N/A            267,477

Putnam International Growth Fund                                *  Mutual fund          5,726.83         N/A             95,346

JP Morgan Chase Bank                                               Interest-bearing     6,934.00         16,934          16,934
                                                                     deposit                                        -----------

Total                                                                                                               $ 7,714,738
                                                                                                                    ===========

*Registered Investment Company.
N/A = Not applicable.

SCHEDULE II


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
(FORM 5500, SCHEDULE H, LINE 4j)
--------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS - None.
                                                                       Current
SERIES OF TRANSACTIONS:                                                Value of
                                                                       Asset on       Net
                            Purchase        Sales        Cost of      Transaction     Gain
Description of Asset         Amount        Amount         Asset           Date       on Sale
--------------------        --------       ------        -------      -----------    -------

The Procter & Gamble
 Company - common stock    $ 769,249    $ 348,485      $ 312,795      $ 348,485    $  35,690

SCHEDULE III


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
(FORM 5500, SCHEDULE H, ITEM 4a)
----------------------------------------------------------------------------------------------------------------------


                                     Relationship              Description of                     Cost of
Identity of Party Involved             to Plan                  Transaction                        Asset
--------------------------           ------------              --------------                     -------

The Procter & Gamble                 Plan Sponsor      Certain participant contributions
  Commercial Company                                   for the year ended December 31, 2002
                                                       were remitted to the Plan after the
                                                       maximum time period described in
                                                       29 CFR 2510.3-102                          $ 161,569

Olay Company, Inc.                   Plan Sponsor      Certain participant contributions
                                                       for the year ended December 31, 2002
                                                       were remitted to the Plan after the
                                                       maximum time period described in
                                                       29 CFR 2510.3-102                             81,422

Procter & Gamble Pharmaceuticals     Plan Sponsor      Certain participant contributions
   Puerto Rico, Inc.                                   for the year ended December 31, 2002
                                                       were remitted to the Plan after the
                                                       maximum time period described in
                                                       29 CFR 2510.3-102                             24,780
                                                                                                  ---------
Total                                                                                             $ 267,771
                                                                                                  =========

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        THE PROCTER & GAMBLE COMMERCIAL
                                        COMPANY EMPLOYEES' SAVINGS PLAN



DATE  June 25, 2003                     /S/ Thomas J. Mess
                                        --------------------------------
                                        Thomas J. Mess
                                        Secretary for Trustees



                                  EXHIBIT INDEX

Exhibit No.                                                          Page No.

   23                       Consent of Deloitte & Touche